OMB APPROVAL
OMB Number:      3235-0360
Expires:     July 31, 1991
Estimated  average  burden
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SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.    Investment Company Act File Number:    Date examination completed:

                 811-3219                        February 22, 2001

2. State identification Number:

AL       AK       AZ       AR       CA      CO
CT       DE       DC       FL       GA      HI
ID       IL       IN       IA       KS      KY
LA       ME       MD       MA       MI      MN
MS       MO       MT       NE       NV      NH
NJ       NM       NY       NC       ND      OH
OK       OR       PA       RI       SC      SD
TN       TX       UT       VT       VA      WA
WV       WI       WY       PUERTO RICO

Other  (specify):

3. Exact name of investment company as specified in registration statement:

     AXP Variable Portfolio - Income Series, Inc.

4. Name under which business is conducted, if different from above:


5. Address of principal place of business (number,street,city,state,zip code):

     200 AXP Financial Center, Minneapolis, MN 55474

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D. C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash. Duputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                          Independent Auditors' Report


To the Board of Directors of AXP Variable Portfolio - Income Series, Inc.:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that AXP Variable Portfolio - Bond Fund, AXP Variable Portfolio - Global Bond Fund, AXP Variable Portfolio - Federal Income Fund, and AXP Variable Portfolio - Extra Income Fund of AXP Variable Portfolio - Income Series, Inc. (the Funds) complied with the provisions of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of November 30, 2000 and during the period August 31, 2000 (the date of our last examination) through November 30, 2000. Management is responsible for the Funds' compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2000 and the period from August 31, 2000 through November 30, 2000, with respect to securities transactions:

o Count and inspection of all securities located in the vault, if any, of American Express Trust Company, the Custodian without prior notice to management;

o Confirmation of all securities, if any, held by institutions in book entry form (Wells Fargo Bank Minnesota, N.A., The Bank of New York, State Street Bank and Trust Company, and The Depository Trust Company);

o Confirmation or examination of underlying documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

o Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

o    Test of selected security transactions since the date of our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that AXP Variable Portfolio - Income Series, Inc. was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2000 and for the period from August 31, 2000 through November 30, 2000 is fairly stated in all material respects.

This report is intended solely for the information and use of management AXP Variable Portfolio - Income Series, Inc. and the Securities and Exchange Commission and should not be used for any other purpose and is not intended to be and should not be used by anyone other than these specified parties.


/s/KPMG LLP
   KPMG LLP
Minneapolis, MN
February 22, 2001

             Management Statement Regarding Compliance With Certain
                Provisions of the Investment Company Act of 1940


We, as members of management of AXP Variable Portfolio - Bond Fund, AXP Variable Portfolio - Global Bond Fund, AXP Variable Portfolio - Federal Income Fund, and AXP Variable Portfolio - Extra Income Fund of AXP Variable Portfolio - Income Series, Inc. (the Funds) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 2000 and from August 31, 2000 through November 30, 2000.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2000 and from August 31, 2000 through November 30, 2000, with respect to securities reflected in the investment account of the Funds.



AMERICAN EXPRESS FINANCIAL CORPORATION

By:/s/ John M. Knight
       John M. Knight, Vice President-Investment Accounting